MERDX Meridian Growth Fund is a no load, diversified mutual fund and began operations on August 1, 1984. The primary objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Richard F. Aster, Jr. has managed the fund since its inception. Meridian Growth Fund featured in The Motley fool’s, “Here’s what Meridian Growth Fund Bought and Sold Last Quarter”. - www.fool.com June 16, 2011 Meridian Growth Fund included in Ben Baden’s, “50 Best Funds for the Everyday Investor”. — money.usnews.com June 1, 2011 Meridian Growth Fund featured in Marla Brill’s, “Mining Mid-Cap Growth”. — Financial Advisor Magazine June, 2011 Meridian Growth Fund mentioned in Tom Sullivan’s, “A Mid-Cap Moment”. — online.barrons.com April, 2011 Meridian Growth Fund featured in Benjamin Shepherd’s, “Resilient in Tragedy”. — LOUIS RUKEYER’S MUTUAL FUNDS April, 2011 Meridian Growth Fund Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent performance, please call our shareholder services at 800-446-6662 ncluded in Todd Rosenbluth’s TRENDS & IDEAS, “Mid-Cap Funds Offering Growth Potential and Dividend Support”. — MarketScope Advisor March 29, 2011 Meridian Growth Fund featured in “This Kiplinger 25 Fund Continues Its Long, Winning Record”. — Kiplinger.com March 23, 2011 Meridian Growth Fund included in Esther Pak’s “Small- and Mid-Cap Funds With Moats in the Making”. — Morningstar March 10, 2011 Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds — Kiplinger’s Mutual Funds 2011 Spring 2011 Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top Pros” — Money Magazine Investor’s Guide for 2011 January/February 2011 Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” — BARRON’S December 2010 Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year” — Morningstar December 2010 Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the

Unassailable Edge” — Investor’s Business Daily November 2010 Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010. Meridian Growth Fund profiled by U.S. News Best Funds Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer — Kiplinger’s Personal Finance August 2010 Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE — Louis Rukeyser’s Mutual Funds June 2010 Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” — Kiplinger.com May 2010 Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin” — Money Magazine February 2010 Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE...”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” — Kiplinger’s Personal Finance September 2009 Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” — Dow Jones Newswires September 2009 Meridian Growth Fund covered in Louis

Rukeyser’s Mutual Funds “Prime Meridian” — Louis Rukeyser’s Mutual Funds June 2009 Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” — SmartMoney Magazine January 2009 The 2007 Wall Street Transcript interview with Richard Aster Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Welcome to the Meridian Funds Daily Prices Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005. We believe our Investment Philosophy is a wise way to invest. Please take a moment to find out more about our firm and our funds, and why you should consider making Meridian Funds part of your investment portfolio. In the News Meridian Growth Fund featured in The Motley fool’s, “Here’s what Meridian Growth Fund Bought and Sold Last Quarter”. — www.fool.com June 16, 2011 Meridian Growth Fund included in Ben Baden’s, “50 Best Funds for the Everyday Investor”. — money.usnews.com June 1, 2011 Meridian Growth Fund featured in Marla Brill’s, “Mining Mid-Cap Growth”. — Financial Advisor Magazine June, 2011 Meridian Growth Fund mentioned in Tom Sullivan’s, “A Mid-Cap Moment”. — online.barrons.com April, 2011 Meridian Growth Fund featured in Benjamin Shepherd’s, “Resilient in Tragedy”. — LOUIS RUKEYER’S MUTUAL FUNDS April, 2011 Meridian Growth Fund included in Todd Rosenbluth’s TRENDS & IDEAS, “Mid-Cap Funds Offering Growth Potential and Dividend Support”. — MarketScope Advisor March 29, 2011 Meridian Growth Fund featured in “This Kiplinger 25 Fund Continues Its Long, Winning Record”. — Kiplinger.com March 23, 2011 Meridian Growth Fund included in Esther Pak’s “Small- and Mid-Cap Funds With Moats in the Making”. — Morningstar March 10, 2011 Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds — Kiplinger’s Mutual Funds 2011 Spring 2011 Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top Pros” — Money Magazine Investor’s Guide for 2011 January/February 2011 Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” — BARRON’S December 2010 Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year” — Morningstar December 2010

Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge” — Investor’s Business Daily November 2010 Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010. Meridian Growth Fund profiled by U.S. News Best Funds Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer - Kiplinger’s Personal Finance August 2010 Meridian Equity Income Fund featured in Hannah Hsu’s “Dividends Galore” — Louis Rukeyser’s Mutual Funds July 2010 Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE — Louis Rukeyser’s Mutual Funds June 2010 Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” — Kiplinger.com May 2010 Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin” — Money Magazine February 2010 2009 Income and Capital Gain Distributions Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE...”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” — Kiplinger’s Personal Finance September 2009 Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” — Dow Jones Newswires September 2009 Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian” — Louis Rukeyser’s Mutual Funds June 2009 Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll” — Forbes Magazine February 2009 Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” — SmartMoney Magazine January 2009 Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008. The 2008 Wall Street Transcript interview with James England The 2007 Wall Street Transcript interview with Richard Aster Meridian Growth Fund’s Rick Aster is profiled in Investor Relations Magazine’s “Consistency King” — IR Magazine September 2007 Meridian Growth Fund included in Kiplinger’s Mutual Funds 2007 Magazine’s “15 funds we love” — Kiplinger’s Mutual Funds 2007 Magazine Spring 2007 Meridian Growth Fund included in SmartMoney Magazine’s “The 35 Best Mutual Funds” — SmartMoney Magazine February 2007 Meridian Growth Fund included in Money Magazine’s “Money 70: The best mutual funds you can buy” — Money Magazine January 2007 Meridian Growth Fund included in Consumer Reports List of Top Funds — Consumer Reports January 2007 The 2006 Wall Street Transcript interview with Jamie England Rick Aster added to Guru Hall of Fame list

The Wall Street Transcript interview with Richard Aster Meridian Value Fund included in New ‘superstar portfolio’ strategy — MarketWatch September 11, 2006 Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years. Meridian Growth and Meridian Value Funds included in Money65 list — Money February 2006 Meridian Growth Fund included in Kiplinger’s TOP 15 Picks — Kiplinger’s Mutual Funds 2006 Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds — USA Today March 3, 2006 Lipper Ranks Meridian Value Fund Number One (© 2006 REUTERS. Click for Restrictions) Meridian Value Fund tops list in “SmartMoney Fund Screen/Long-Term Winners” More Articles Featuring Meridian Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.